707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

March 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd
Amendment No. 3 to Registration Statement on Form F-1 Filed February 20, 2025 and Amendment No. 4 to Registration Statement on Form F-1 Filed on March 10, 2025
File No. 333-281949

Ladies and Gentlemen:

We note your comments dated March 18, 2025 to Amendment No. 3 and Amendment No. 4 to the Registration Statements on Form F-1, which we have restated below along with our responses. We are filing Amendment No. 5 to the Registration Statement simultaneously with this correspondence to address your comments. All references to page numbers in our replies refer to Amendment No. 5 to the Registration Statement.

Amendment No. 3 to Form F-1 filed February 20, 2025

Capitalization, page 33

1.	As a related matter, the footnote to this table states “[t]he number of our Ordinary Shares to be outstanding after this Offering is based on 21,950,000 Ordinary Shares outstanding as of the date of this prospectus.” This appears to be a conflicting statement as the number of shares outstanding as of the date of this prospectus is 20,200,000. Please revise the disclosure to clearly state the shares outstanding after the Offering or as of the date of the prospectus.

We have updated the disclosure on page 33 to conform the disclosure regarding the outstanding shares before and after the Offering.

2.	Please revise the description of ordinary shares issued and outstanding on a pro forma and pro forma as adjusted basis after the offering to include the ordinary shares issued and outstanding prior to the offering. It appears the figures presented subsequent to the offering should be 21,950,000.

We have revised the Dilution table on page 35 to include the Ordinary Shares issued and outstanding on a pro forma and pro forma as adjusted basis after the offering to include the Ordinary Shares issued and outstanding prior to the Offering.

Dilution, page 35

3.	Please revise your narrative disclosure to include a description, calculation, and values of net tangible book value and net tangible book value per share immediately prior to the offering.

We have updated the disclosure on page 35 to include a description, calculation and values of net tangible book value and net tangible book value per share immediately prior to the Offering.

General

4.	We note that your forum selection provision in Section 161 of your amended and restated charter identifies the United States District Court for the Southern District of New York (or, if such court lacks subject matter jurisdiction, the state courts in New York County, New York) as the exclusive forum for claims arising from the US federal securities laws. Please describe this provision in a new risk factor, as well as in the Description of Share Capital section. In both places, further state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce such provision given that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In the risk factor, describe the risks or other impacts of this provision on investors, including increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

We have added a risk factor on page 29 and updated the Description of Share Capital on page 89 to provide disclosure regarding the exclusive forum and related considerations for potential investors.

Amendment No. 4 to Registration Statement on F-1

Exhibit 5.1, page 1

5.	Please revise this opinion or include a separate opinion that opines on the legality of the shares being offered pursuant to the Resale Prospectus. Refer to Section II.A of Staff Legal Bulletin No. 19.

We have provided a new opinion from our Cayman Island counsel that includes an opinion regarding the legality of the shares offering pursuant to the Resale Prospectus.

Exhibit 5.2

6.	Please revise your statement in Section D that “[o]ther than the Company, no other person or entity may use or rely on this opinion...,” given that it is impermissible to state or imply that only the registrant or its board is entitled to rely upon the opinion. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Also revise Section E.7 to include the statement that the disclosure in the section “Hong Kong Tax Considerations” constitutes your opinion. Refer to Section III.B. 2 of Staff Legal Bulletin No. 19.

We have provided a new opinion from our Hong Kong counsel to revise the statement in Section D regarding reliance on the opinion to conform to the requirements set forth in the Staff Legal Bulletin No. 19. With respect to your second comment, we respectfully note that Section III.B.2 of Staff Legal Bulletin No. 19 refers to short-form tax opinions. This legal opinion is not being furnished with respect to tax matters pursuant to Item 601(b)(8) of Regulation S-K. The tax opinion is provided under Exhibit 8 and we have revised the Exhibit Index to properly note the tax opinion required under Exhibit 8.1 is included in the legal opinion from our Cayman Island counsel that is filed as Exhibit 5.1. We have further revised the Exhibit Index to denote that the opinion from our Hong Kong counsel is being filed pursuant to Exhibit 99 as an “Additional Exhibit” pursuant to Item 601 of Regulation S-K as this document is provided only with respect to the validity of the statements regarding Hong Kong law that are set forth in the Registration Statement.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood